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                         January 12, 2024

       Jon Winkelried
       Chief Executive Officer
       TPG Inc.
       301 Commerce Street, Suite 3300
       Fort Worth, TX 76102

                                                        Re: TPG Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 25,
2023
                                                            File No. 001-41222

       Dear Jon Winkelried:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                         Sincerely,


                         Division of Corporation Finance

                         Disclosure Review Program